_____________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

_________________________________________________

For the fiscal year ended December 31, 2008

Commission File Number 001-31303

CHEYENNE LIGHT, FUEL AND POWER COMPANY

RETIREMENT SAVINGS PLAN

BLACK HILLS CORPORATION

625 NINTH STREET

PO BOX 1400

RAPID CITY, SOUTH DAKOTA 57709

______________________________________________________________________

CHEYENNE LIGHT, FUEL AND POWER COMPANY

RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2008 AND 2007:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

EXHIBIT INDEX	10

SIGNATURE	10

NOTE: All other schedules required by Section 2520 103-10 of the Department of
Labor’s Rules and Regulations for Reporting and Disclosures under the
Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Cheyenne Light, Fuel and Power Company Retirement Savings Plan

Rapid City, SD

We have audited the accompanying statements of net assets available for benefits of the Cheyenne Light, Fuel and Power Company Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Minneapolis, MN

June 29, 2009

CHEYENNE LIGHT, FUEL AND POWER COMPANY

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:
Cash	$—	$1,858
Participant-directed investments – at fair value	3,509,944	3,521,457
Receivables:
Employer contributions	122,936	118,518
Dividends	1,653	1,531

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	3,634,533	3,643,364

ADUSTMENTS FROM FAIR VALUE TO CONTRACT
VALUE FOR FULLY BENEFIT-RESPONSIVE
INVESTMENT CONTRACTS	33,049	(1,947)

NET ASSETS AVAILABLE FOR BENEFITS	$3,667,582	$3,641,417

See notes to financial statements.

CHEYENNE LIGHT, FUEL AND POWER COMPANY

RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

NET ASSETS AVAILABLE FOR BENEFITS –
Beginning of year	$3,641,417	$2,669,726

INCREASE (DECREASE) DURING THE YEAR:
Participant contributions	710,201	630,253
Participant rollovers	91,897	99,660
Employer contributions	419,965	379,526
Interest and dividends	101,357	82,736
Net (depreciation) appreciation in fair value of investments	(1,060,322)	105,685
Administrative expenses	(675)	(670)
Distributions to participants	(236,258)	(325,465)
Other	—	(34)

NET (DECREASE) INCREASE DURING THE YEAR	26,165	971,691

NET ASSETS AVAILABLE FOR BENEFITS – End of Year	$3,667,582	$3,641,417

See notes to financial statements.

CHEYENNE LIGHT, FUEL AND POWER COMPANY

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	DESCRIPTION OF THE PLAN

The following is not a comprehensive description of the Cheyenne Light, Fuel and Power Company Retirement Savings Plan (the “Plan”) and, therefore, does not include all situations and limitations covered by the Plan. Readers should refer to the Plan agreement and related documents for more complete information.

General — The Plan is a defined contribution plan for eligible employees of the Black Hills Corporation subsidiary, Cheyenne Light, Fuel and Power Company (the “Company”). The eligible employees may have a percentage of their compensation withheld and contributed to the Plan, subject to limitations, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is designed to comply with the provisions of Section 401(k) of the Internal Revenue Code (the “Code”).

Plan Administration — Charles Schwab serves as custodian and recordkeeper. The Plan is administered by the Black Hills Corporation Benefits Committee (the “Committee”). The Committee is the trustee of the Plan.

Eligibility and Vesting — Employees are eligible to participate in the Plan on the first day of employment.

Participants are immediately vested in the value of their pretax salary reduction contributions and their employer matching contributions. Participants vest in their employer profit-sharing contributions after completion of five years of service. Participants also become fully vested in employer profit-sharing contributions if their employment with the Company is terminated due to retirement at or after attainment of age 65, total and permanent disability, or death.

Contributions — The maximum percentage of compensation an employee may contribute to the Plan is 100%, with an annual maximum contribution of $15,500 for 2008 and 2007, respectively, as provided by the Code. There is no limit to how often participants may change their contribution percentages. Amounts contributed are invested at the discretion of Plan participants in any of the 18 investment options or individual investments as directed by the participant. There is an automatic enrollment provision in which eligible employees shall be deemed to have made an automatic election to participate in the Plan at a rate of 3%. According to Section 4.1B of the Plan document, the participants are allowed to make after-tax contributions. After-tax contributions are limited to 10% of compensation and when added to the pretax contributions cannot exceed 100% of compensation. The Plan allows catch up contributions in accordance with IRS guidelines.

The Plan provides for an employer match for employees covered by a collective bargaining agreement up to a maximum of 100% of the first 3% of each participant’s eligible compensation, plus 50% of the next 4% of each participant’s eligible compensation. The Plan provides for a safe-harbor employer match for nonbargaining unit employees up to a maximum match of 100% of the first 3% of each participant’s eligible compensation, plus 50% of the next 2% of each participant’s eligible compensation.

Rollover Contributions — The Plan received $91,897 and $99,660 in rollover transfers from other qualified plans in 2008 and 2007, respectively.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, the Company’s profit sharing contribution, allocations of Company discretionary contributions (e.g., participant forfeitures), Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan.

Participant Loans — The Plan contains a loan provision that allows participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balances at an interest rate of 1% over the prime interest rate and to repay the loan through payroll deductions, with a maximum repayment period of five years; however, the Plan does allow for an extended repayment period of 15 years if the loan is used to purchase a principal residence. During 2008 and 2007, interest rates on outstanding participant loans ranged from 4.25% to 9.25%. Loans are prohibited for terminated employees.

Distributions to Participants — Employee account balances are distributable upon retirement, disability, death, termination from the Company, or hardship. Upon the occurrence of one of these events, a participant (or the participant’s beneficiary in the case of death) may receive his or her account balance as a lump-sum payment or as installment payments over a period of no more than 10 years.

Forfeited Accounts — Forfeitures from participants who have terminated from the Plan prior to attaining 100% vesting rights are used to reduce the Company’s annual matching or profit-sharing contributions. During 2008 and 2007, forfeitures of $7,047 and $11,398, respectively, were used to reduce the Company’s annual matching and profit sharing contributions.

Amendments and Termination — Although it has not expressed any intention to do so, the Company reserves the right to amend or terminate the Plan at any time. Upon termination of the Plan, participants become 100% vested, and all assets will be distributed among the participants in accordance with Plan provisions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition — Investments of the Plan are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at the closing market prices reported on the active market in which the individual securities are traded. The units of the common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying assets as traded in an exchange and active market. Money market funds are valued including estimates for accrued interest and dividend income. The trading price and liquidity of money market funds are also monitored as additional support for determining the fair value of those instruments. Participant loans are valued at the outstanding loan balance and management’s judgment regarding the risk associated with these loans are borrowed against a limited portion of assets held in participant loans.

Realized gains and losses on sales of investments represent the difference between the net proceeds from the sale of investments and their beginning-of-year market value. Unrealized appreciation or depreciation of the investments represents changes in the market value of investments in the current year.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans” (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Plan Expenses — Administrative expenses of approximately $48,097 and $18,411 were paid by the Company in 2008 and 2007, respectively. Administrative expenses for loan fees are paid by the individual Plan participants and are reflected in the Statement of Changes in Net Assets Available for Benefits within Administrative expenses.

Use of Estimates — The preparation of financial statements in accordance with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

3.	FAIR VALUE MEASURES

Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157) provides a single definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also requires disclosures and establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The Plan is able to classify fair value balances based on the observability of inputs.

Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 – Unadjusted quoted prices available in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2 – Pricing inputs include quoted prices for identical or similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Pricing inputs include significant inputs that are generally less observable from objective sources.

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets that were accounted for at fair value on a recurring basis as of December 31, 2008. As required by SFAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan Administrator’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect their placement within the fair value hierarchy levels.

	At Fair Value as of December 31, 2008
Recurring Fair Value Measures	Level 1	Level 2	Level 3	Total

Mutual funds	$2,467,035	$—	$—	$2,467,035
Common stock	157,468	—	—	157,468
Money market	—	15	—	15
Common collective investment
trust	—	680,747	—	680,747
Participant loans	—	—	204,679	204,679

Total investments measured at
fair value	$2,624,503	$680,762	$204,679	$3,509,944

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant Loans

Balance as of January 1, 2008	$133,963

Issuances, repayments and settlements, net	70,716

Balance as of December 31, 2008	$204,679

4.	INVESTMENTS

The investment options of the Plan at December 31, 2008 and December 31, 2007, included a Charles Schwab Stable Value Fund, Vanguard mutual funds, common stock of Black Hills Corporation (the “Parent”), and other investments as self-directed by participants. Units (shares) of the various investment funds are valued daily at net asset value (which equals market value). The investment options are participant-directed and participants may change their investment elections daily.

The investments that represent 5% or more of the Plan’s net assets as of December 31, 2008 and 2007, consist of the following:

	2008	2007

Schwab Stable Value Fund (at contract value)	$713,796	$721,096
Vanguard Extended Market Index Fund	313,942	439,799
Vanguard Institutional Index Fund	489,701	632,117
Vanguard Target Retirement 2030 Fund	252,634	217,246
Vanguard Total Bond Market Index Fund	426,454	367,530
Vanguard Total International Stock Index Fund	330,180	459,668

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated/appreciated in value as follows:

	2008	2007

Common stock	$(65,076)	$19,368
Mutual funds	(1,025,396)	56,001
Common collective trusts	30,150	30,316

Total	$(1,060,322)	$105,685

5.	TAX STATUS

The Plan has not yet filed for a determination from the Internal Revenue Service. However, the Plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, as a result, no provision for income tax has been recorded in the Plan’s financial statements. A request for determination will be filed in 2010.

6.	PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in Charles Schwab funds and Black Hills Corporation stock. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2008 and 2007, the Plan held 5,841 and 3,183 shares, respectively, of common stock of Black Hills Corporation, the sponsoring employer, with a cost basis of $199,435 and $120,376, respectively. Market value of the stock at December 31, 2008 and 2007 was $157,468 and $140,370, respectively. During the years ended December 31, 2008 and 2007, the Plan recorded dividend income from this investment of $5,870 and $3,569, respectively.

7.	RISKS AND UNCERTAINTIES

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008:

Net assets available for benefits per the financial statements	$3,667,582
Adjustments from contract value to fair value for fully benefit-responsive
investment contracts	(33,049)

Net assets available for benefits per the Form 5500	$3,634,533

For the year ended December 31, 2008, the following is a reconciliation of net investment loss per the financial statements to the Form 5500:

Total net investment loss per the financial statements	$(958,965)
Change in investment loss income for fair value of fully benefit-responsive
investment contracts	(34,996)

Total loss on investments per the Form 5500	$(993,961)

******

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Cheyenne Light, Fuel and Power Company
Retirement Savings Plan

	By:	/s/ ANTHONY S. CLEBERG
Anthony S. Cleberg
Executive Vice President and
Chief Financial Officer

Date: June 29, 2009